SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
                   __________________

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ____)*
                                   __________________

PRESTIGE BRANDS HOLDINGS, INC.

 (Name of Subject Company (Issuer))

                   __________________

GENOMMA LAB INTERNACIONAL, S.A.B. de C. V.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

74112D101
(CUSIP Number of Class of Securities)
                    _________________

Oscar Villalobos Torres
Chief Financial Officer
Genomma Lab Internacional, S.A.B. de C. V.
Edificio Samara, Antonio Dovalí Jaime #70 Piso 2
Colonia Santa  Fe, Delegación Álvaro Obregón
C.P. 01210, Ciudad de México, Distrito Federal,
Telephone:  +52 (55) 5081-0000
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing persons)
                   __________________

Copies to:

Michael L. Fitzgerald, Esq.
Joy K. Gallup, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
Telephone:  (212) 259-6888

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:Not applicable.	Filing Party: Not applicable.
Form or Registration No.:Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐           issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐           Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐           Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

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On February 21, 2012, Genomma Lab Internacional, S.A.B. de C.V., issued the following press release:

GENOMMA LAB INTERNACIONAL ANNOUNCES NON-BINDING PROPOSAL TO ACQUIRE PRESTIGE BRANDS HOLDINGS FOR $16.60 PER SHARE IN CASH

Genomma Lab Internacional, S.A.B. de C.V. (“Genomma”) (BMV: LAB.B.) today announced that it has submitted a non-binding proposal to acquire all of the outstanding shares of Prestige Brands Holdings, Inc. (“Prestige”) (NYSE: PBH) common stock for $16.60 dollars per share in cash.  The transaction is valued at approximately $834 million dollars, not including Prestige’s net debt.

Genomma’s all-cash proposal represents a premium of 23% over Prestige Brand closing stock price on February 17, 2012 and a 47% premium over the three month historical average of Prestige’s share price, both as of February 17, 2012.

Genomma noted that its Board of Directors unanimously supports this proposal.  Among other matters, this proposal is subject to confirmatory due diligence and the negotiation of definitive documentation, as well as receipt of customary corporate and regulatory approvals.

Genomma has delivered its proposal to the Chairman and Chief Executive Officer of Prestige.  Below is the text of the letter that was sent today to Prestige:

Prestige Brands Holdings, Inc.
90 North Broadway
Irvington, New York 10533
Attention: Matthew M. Mannelly
Chairman and Chief Executive Officer
February 21, 2012

Dear Mr. Mannelly:

As I have explained to your advisors, Genomma Lab Internacional, S.A.B. de C.V.’s (“Genomma”) is proposing to acquire all of the outstanding shares of common stock of Prestige Brands Holdings, Inc. (“Prestige”) at a price of $16.60 dollars per share in cash.  Our goal is to work with you to agree to a negotiated transaction.  However, due to the unique opportunity presented by our proposal for your shareholders to realize full and immediate value, we have decided to make this proposal known to your shareholders.  Consequently, we are making this letter public simultaneously with my sending it to you.

We believe that a combination of Prestige and Genomma presents an exciting opportunity to create significant value for our respective shareholders, employees, business partners and other constituencies.  Our offer price of $16.60 dollars per share in cash represents the highest price that the stock has reached since June 2005.  A substantial premium to Prestige Brand unaffected market prices of 23% over Prestige Brands closing stock price on February 17, 2012, and a 47% premium over the three month historical average of Prestige’s share price of February 17, 2012.

We believe this is an extremely compelling offer with undeniable strategic and industrial logic, and we are confident that your stockholders will find it extremely attractive.  We believe that bringing together our two highly complementary companies would create substantial value.  As part of this uniquely compelling combination, Prestige would be well positioned to achieve higher growth than it could on a stand-alone basis.

Genomma is one of the fastest growing pharmaceutical and personal care products companies in the pharmaceutical and personal care products industry, and has an increasing international presence.  We are involved in the development, sale and marketing of a wide variety of premium-branded products, many of which are leaders in their respective categories in terms of sales and market share.  Genomma’s common stock trades on the Mexican Stock Exchange (Bolsa Mexicana de Valores), under the symbol, LAB.B.  Given our financial strength and the indications of interest we have received from various prominent international financial institutions to provide financial support, we do not anticipate that financing of the proposed transaction will be an issue.  We expect that we will obtain the necessary financing for the proposed transaction in an expeditious manner.

We have a high regard for your operations, management and talented employees, and we are mindful that you and your management team have contributed greatly to Prestige’s success.  Genomma contemplates continued employment of Prestige’s management and employees following the consummation of a transaction.

We are prepared to move quickly with the transaction with you and your advisers.  We have already completed extensive analysis and due diligence of Prestige based on publicly available information.  We are prepared to proceed expeditiously and, with your cooperation, believe we can be in position to announce a definitive agreement within two to three weeks.  During that period we also would complete confirmatory due diligence and finalize our financing commitments.  The proposed transaction will be subject to the approval of our shareholders and other customary closing conditions to be set forth in such definitive agreement.  We believe that, with your cooperation, we will be able to expeditiously consummate the proposed transaction.

Our proposal has been approved unanimously by the Genomma board of directors.  I want to emphasize to you and your board of directors our seriousness regarding this proposal and our commitment to a combination of Prestige and Genomma.  We are convinced that this proposal is compelling for Prestige and its shareholders and provides a unique opportunity for Prestige’s shareholders to realize full and immediate value for their shares.  We also firmly believe that, given our approach to acquisitions, this transaction would be in the best interests of your employees and customers in which you operate.

Our strong preference is to work with you to negotiate a mutually acceptable transaction and avoid unnecessary costs.  If you are willing to fully engage with us, we and our advisors are

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ready to meet with your representatives at any time to discuss this proposal and to answer any questions you have.  We believe that time is of the essence and are prepared to move forward expeditiously by committing all necessary resources to complete a transaction promptly.  We look forward to hearing from you as soon as possible.

Best Regards,

Rodrigo Herrera Aspra

CEO and Chairman of the Board of Directors, Genomma Lab Internacional, S.A.B. de C.V.

Conference Call

Management of Genomma will hold a conference call to discuss this strategic opportunity today.

About Genomma

Genomma is one of the fastest growing pharmaceutical and personal care products companies in Latin America.  Genomma develops, sells and markets a broad range of premium branded products, many of which are leaders in the categories in which they compete in terms of sales and market share.  Genomma has a sound business model through a unique combination of a new product development process, consumer oriented marketing, a broad retail distribution network and a low-cost, highly flexible supply chain operating model.

Forward-looking Statements

This communication may contain certain forward-looking statements and information relating to Genomma that reflect the current views and/or expectations of Genomma and its management with respect to its performance, business and future events.  Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “envisages,” “will likely result,” or any other words or phrases of similar meaning.  Such statements are subject to a number of risks, uncertainties and assumptions.  These risks and uncertainties include, but are not limited to, the possibility that Genomma will not pursue a transaction with Prestige, the timing to consummate a potential transaction between Genomma and Prestige, the ability and timing to obtain required regulatory approvals, Genomma’s ability to realize the synergies contemplated by a potential transaction and Genomma’s ability to promptly and effectively integrate the businesses of Prestige and Genomma.  We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this communication and in oral statements made by authorized officers of Genomma.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.  Except as otherwise provided by law, Genomma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of Prestige Brands Holdings, Inc. (“Prestige”) has commenced at this time.  In connection with the proposed transaction, Genomma Lab Internacional, S.A.B. de C.V. (“Genomma”) may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”).  Any definitive tender offer documents will be mailed to stockholders of Prestige.  INVESTORS AND SECURITY HOLDERS OF PRESTIGE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders of Prestige will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Genomma through the web site maintained by the SEC at http://www.sec.gov.

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On February 21, 2012, Genomma Lab Internacional, S.A.B. de C.V. held a conference call on its proposal to acquire Prestige Brands Holdings, Inc.  Below is a transcript of the conference call:

CORPORATE PARTICIPANTS

Oscar Villalobos Genomma Lab Internacional S.A.B. de C.V. - VP, CFO

Rodrigo Herrera Aspra Genomma Lab Internacional S.A.B. de C.V. - Chairman & CEO

CONFERENCE CALL PARTICIPANTS

Ben Pass GLG Partners, Inc. - Analyst

Rafael Buerba Armada Capital - Analyst

Marco Spinar Neuberger Berman - Analyst

Mario Epelbaum Tree Capital - Analyst

Joaquin Ley Santander Investment/Santander Central Hispano - Analyst

Eduardo Estrada Accival - Analyst

Marimar Torreblanca UBS - Analyst

PRESENTATION

Operator

Good morning.  My name is Amelia and I will be your conference operator today.  At this time, I would like to welcome everyone to Genomma Lab Internacional's conference call.  All lines have been placed on mute to prevent any background noise.

I will now turn the call over to you, Oscar Villalobos, Genomma's Executive Vice President of finance and administration.  Mr. Villalobos, you may begin your conference.

Oscar Villalobos - Genomma Lab Internacional S.A.B. de C.V. - VP, CFO

Thanks, operator.  Good morning, ladies and gentlemen, and thank you for joining us today.  With me on the call is Rodrigo Herrera Aspra, our Chief Executive Officer and Chairman of the Board.  During this call, we intend to provide some comments about this morning's announcement.

Before we begin, let me remind you that we will make remarks that constitute forward-looking statements.  These forward-looking statements may include but are not necessarily limited to financial projections or other statements of the Company's plans, objectives, expectations or intentions.  Actual results may differ as a result of a variety of factors, including those identified in our various press releases and filings with the Mexican Stock Exchange.

You are also cautioned that any forward-looking statements reflect management's views only that the companies undertake no obligation to revise or update such statements in the future.  Please note that this communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of Prestige Brands Holdings has been made at this time.  If and when the tender offer is made, we will file relevant materials with the US Securities and Exchange Commission.

With that, it is my pleasure to turn the conference over to Mr. Herrera.

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Rodrigo Herrera Aspra - Genomma Lab Internacional S.A.B. de C.V. - Chairman & CEO

Thank you, Oscar.  Good morning and thank you all for joining us on such a short notice.  Given that the Company had a significant event, originally we planned to release it on Monday morning.  But since Monday was a holiday in the US, we decided to request to the Mexican Stock Exchange to stop the trading of our stock to give equal benefit to our international and Mexican investors.

As most of you know by now, this morning we announced that we sent a letter to Prestige Brands proposing to purchase all of the outstanding shares of Prestige Brands' common stock for $16.60 per share in cash.  We believe that the combination of Genomma and Prestige Brands is compelling and will create significant value for the shareholders of both companies.

I would like to spend some time this morning outlining how we got today and why we believe a Genomma-Prestige Brands combination makes so much sense.  We have recently been involved in conversations with Prestige Brands' advisors.  Following these conversations, we intensified our analysis of the potential benefits and quickly realized the value such a combination could deliver.  Our goal is to work with Prestige Brands to reach a negotiated transaction.  However, because of the unique opportunities our proposal presents to Prestige Brands' shareholders, we felt compelled to disclose the details of our proposal directly to Prestige Brands shareholders as well.

I would like to spend a few minutes outlining the terms of our proposal and why we believe it represents a compelling opportunity for Prestige Brands' shareholders to realize immediate value for their shares, a value not likely to be available in the marketplace or in other business combination opportunities.  As you read through our press release, we are proposing to acquire Prestige Brands for $16.60 per share in cash, which represents a total transaction value of about approximately $834 million, not including Prestige Brands' net debt.

Our offer price of $16.60 per share in cash represents the highest price that the stock has reached since June 2005, a substantial premium to the Prestige Brands' unaffected market price of 23% over Prestige Brands' closing stock price on Friday, February 17 of 2012 and a 47% premium over the three-month historical average of Prestige Brands' share price as of February 17.

The price with a large premium represents a full and adequate price.  We believe this certain and up-front value will be well received by Prestige Brands' shareholders, many of whom are also Genomma shareholders.  Our decision to communicate this publicly today reflects our strong desire to engage in a collaborative discussion with Prestige Brands' management and board of directors to work towards a transaction.  We believe our proposal is compelling both strategically and financially.

Our proposal is subject to confirmatory due diligence and the negotiations to definitive documentation.  The proposed transaction will be subject to approval of our shareholders and other customary closing conditions to be set supporting such a definite documentation.

Given our financial strength and the indication of interest that we have received from various prominent international financial institutions to form the transaction, we do not anticipate that financing of the proposed transaction will be an issue.  We expect that we will obtain the necessary financing for the proposal -- for the proposed transaction in a rapid manner.  We will not pursue a transaction unless we believe we could close expeditiously.  We believe that a combination of Prestige Brands and Genomma presents an exciting opportunity to create significant value for our shareholders, employees, business partners and other entities.

As a part of this unique, compelling combination, Prestige Brands will be well-positioned to achieve higher growth than it could be on a stand-alone basis.  The combination of Prestige Brands and Genomma will establish our presence in the United States and Canadian markets.  Furthermore, besides the strong position we have in Mexico being the number one over-the-counter pharmaceutical company and having a strong position in the Latin American markets, the combined company will rank number 10 in the pharmaceutical OTC market in the United States.

I know that most of you are very familiar with Prestige Brands.  Prestige Brands markets and distributes brands over the counter and household cleaning products through the US, Canada and certain international markets.  We believe bringing together our complementary business will enable the combined company to benefit from enhanced scale and operational efficiencies and better service offerings.  We also believe that the combined company brings together the strengths and skills of two superior organizations with the ability to leverage two outstanding and highly complementary groups of employees.

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Taken together, we believe that the Genomma sophisticated marketing capability can greatly enhance Prestige Brands' current portfolio of products.  At Genomma, we have a proven track record for integration of new products and brands, and we believe the complementary nature of Genomma and Prestige Brands will create a combined company that is uniquely positioned to generate substantial value for shareholders.

Now is the time for this strategic cost savings combination to occur which we believe will allow both Prestige Brands and Genomma to accelerate their brand equity growth.  One thing to keep in mind is that this transaction is not final.  Our estimates are based only on publicly available information and are, therefore, subject to change.  It is our expectation that as we engage with Prestige Brands directly, we will find even more ways to create value.

Let me close by reiterating the compelling opportunity that our proposal presents to Prestige Brands shareholders to realize immediately full value for these shares through this cash proposal as well to enhance the nature of the Genomma franchise.  I will emphasize again that it remains our strong preference to work with Prestige Brands to negotiate a mutually agreeable transaction.  We are very excited about the potential of these acquisitions and we're fully committed to pursue it.

Operator, now we are going to agree today to the Q&A questions.

QUESTIONS AND ANSWERS

Operator

(Operator instructions) Ben Pass, GLG.

Ben Pass - GLG Partners, Inc. - Analyst

Could you give a little history as to the events that transpired before making the offer public today?   And also, if you could talk a little bit more about the process that you are willing to undertake, assuming different possibilities such that the Company does not engage?   Thank you very much.

Rodrigo Herrera Aspra - Genomma Lab Internacional S.A.B. de C.V. - Chairman & CEO

Yes.  Well, thank you.  First of all, Prestige Brands is a company that we have been following for many years, due to the fact that it's a very similar business model to the one that we have.  And after being -- following this process, and we see a great opportunity, obviously, that includes the latest acquisition of Prestige Brands, that are brands with a great legacy in the United States.  And basically in that moment, through our analysis, I began to see how we were going to be able to have the team that they have in place and adding the marketing capability.

So I can tell you that we have been following very closely Prestige Brands since they were public, and then through every step of the different acquisitions they have made.  And that is basically why we came with this offer right now.

Ben Pass - GLG Partners, Inc. - Analyst

Have you approached them privately?

Rodrigo Herrera Aspra - Genomma Lab Internacional S.A.B. de C.V. - Chairman & CEO

We did not approach them prior; this -- direct to their executives.  We have only one attempt, but it was not -- it didn't -- came out.

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Ben Pass - GLG Partners, Inc. - Analyst

Was that price the same price that you proposed publicly today?   I assume that original approach was rejected by the company?

Rodrigo Herrera Aspra - Genomma Lab Internacional S.A.B. de C.V. - Chairman & CEO

No, no, it's not like this.  We only had -- prior the offer that we -- today, we had one prior attempt.

Ben Pass - GLG Partners, Inc. - Analyst

And what was the result of that?

Rodrigo Herrera Aspra - Genomma Lab Internacional S.A.B. de C.V. - Chairman & CEO

Well, there was no result.  We were not able to meet with them.  From that.

Ben Pass - GLG Partners, Inc. - Analyst

Okay, thank you very much.

Operator

Rafael Buerba, Armada Capital.

Rafael Buerba - Armada Capital - Analyst

Good morning, I was wondering if you could talk to us about the competitive environment in the US.  How is it different to Mexico?   And also, part of your success here in Mexico has been based on strong marketing.  And how do you intend to do that in the US?

Rodrigo Herrera Aspra - Genomma Lab Internacional S.A.B. de C.V. - Chairman & CEO

Okay, well, basically what we are seeing is that in many of our presentations, we have defined the Genomma Lab model with two basic strengths, that those are the strengths that lead us to where we are right now.

Number one, it's the capability of doing the proper line extensions and the proper formulations for the right brands.  And after that, we established the regular process that we have find that the late -- the last couple of years, Prestige Brands has done with very good accuracy.  So -- which is basically all the management process, that is, the out -- the contract manufacturing of the products, the selling, the distribution.

And then the other big strength that Genomma Lab has, and we have been proven in all the countries that we enter, is the marketing capabilities.  So these marketing capacities, we are pretty sure that we can put them in place, the combined company.  So basically what we are seeing is a great fit for the brands and the legacy and the potential that Prestige Brands has combined with the two strengths that we have, that we see very appealing to integrate those, the main brands of the United States -- that they have all over in the United States and the smaller portion in Canada.

And due to the fact that the competitive environment of advertising in the United States is more appealing than the one in most of the countries in Latin America, that makes us even more excited, because the competitive level give us better prices and rates that the ones that we have per income per capita in the rest of the region.

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Operator

Marco Spinar, Neuberger Berman.

Marco Spinar - Neuberger Berman - Analyst

Can you talk just a little bit about how this acquisition will fit into the existing US strategy?  For example, will you be able to use the Televisa deal to promote these brands?   And also how it departs from your existing focus on the Latin market here in the US.

Rodrigo Herrera Aspra - Genomma Lab Internacional S.A.B. de C.V. - Chairman & CEO

Okay, yes.  Well, we had like -- we [said] like two different ventures.  One was the one that we have up going right now for the Hispanic market in the US with Televisa Consumer Products, a joint venture.  And this -- another one that is to apply the Genomma Lab model into the current market that Prestige Brands has -- the Prestige Brands, what they have right now.  So it's applying our marketing strategy in the markets that they currently have.

And while, yes, obviously one of the things that we will also take into consideration will be the added -- which it will be the added Hispanic portion of the market that will grow with our marketing strategies also in the Hispanic market.  But just in general terms, the whole marketing tools that we have, put it in place into Prestige.

Operator

Mario Epelbaum, Tree Capital.

Mario Epelbaum - Tree Capital - Analyst

I was wondering if conceptually you could tell us about some of the upsides of the combination of the two companies.  You talked a lot about the sort of putting some of your marketing strategies in the US and the attractiveness of the advertising market now in the US because of the low cost.  But I can imagine that there's also some opportunities to take some of these Prestige Brands and drive them through your Latin American venture, and if you could see -- if you also think about substantial value being created there.  Or what else are you thinking about in terms of the combination that can provide further upside?

Rodrigo Herrera Aspra - Genomma Lab Internacional S.A.B. de C.V. - Chairman & CEO

Well, basically, the combinations that we see are dimensioned.  One of the things is, with the footprint that we have all over the region and adding the number of OTC FDA-approved products that Prestige Brands has, obviously, it's one pretty -- it's a very clear opportunity that we have there as well.  That will be one.

Also, the marketing capability that we have; we are planning to -- the idea is to implement them in their business model.  And as well, the Hispanic market of their products that -- there is a great market that is growing in the United States that we will be -- also planning to be.

And also, as a lot of you may know, and if not, the Prestige Brands, is that they have a very strong model of contract manufacturing, just like we do.  So the added amount of contract manufacturing will definitely -- will come also in great convenience for both companies.

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Operator

Joaquin Ley, Santander.

Joaquin Ley - Santander Investment/Santander Central Hispano - Analyst

I'm afraid I'm still failing to understand the synergies that you could be able to generate with Prestige Brands and mainly when it comes to advertising because, if I understand well, this is going to be a separate effort from Televisa Consumer Products, right, which through Univision is going to be focused on the Hispanic market.  So to what extent Prestige Brands is vertically integrated in terms of production, to what extent it's now vertically integrated in terms of advertising, how that is going to change?  How do you envision the margin of the company, which EBITDA -- I believe it's 25% plus going forward.  And it's a whole new market for you, if you don't leverage this within Televisa Consumer Products ventures.  So how you plan to do all this?

Rodrigo Herrera Aspra - Genomma Lab Internacional S.A.B. de C.V. - Chairman & CEO

Basically with the sense (multiple speakers) all of it that we did it in emerging countries, including Brazil, and without having to start organic like we have done in other countries.  The shelf space that they have right now and the brands that they have, with the marketing model of Genomma, the size of the (inaudible) deal, there are so many -- the TV advertising business model in the United States is much more friendlier than the ones in Latin America, where we can only see in some countries that there are three, four or five TV stations.  In the US it's a complete, more sophisticated TV market, advertising market.

And with our model of monitoring and our model of marketing, there is very sophisticated as well; as well, we will make this very simple.  And we have done -- right now, we are doing over 50 TV commercials in Portuguese here in Mexico.  So we fly the people from Brazil a lot of the time, and so flying the actors and the people from the US to do our model in the United States.  We see it as a great opportunity with -- in the cost production that we have.  The cost of developing these pieces of advertising is a humongous difference that because that would require Prestige Brands (inaudible) themselves to try to attempt what we do, that we do over 1000 TV commercials a year with the costs that you know that we have.

Also, one of the other synergies is when you have the amounts of SKUs approved by the FDA that they have, it will see clearly how they can entry in all of the countries that we have -- much, much easier that when the product is being manufactured or when it has not been FDA approved.  So this is also a great opportunity that we see to expand the line of products in our footprint.

So basically, that -- those are the four elements or the four building blocks in terms of the [sign out], basically also that in terms of EBITDA, I see -- we see is that for the legacy and the time and the years of the brand, we see that it can be accretive.

Operator

Eduardo Estrada, Accival.

Eduardo Estrada - Accival - Analyst

I have two questions.  The first one -- the funding for this operation should be basically through that, or you should be thinking also in raising equity?

And my second question, while you mentioned that they have some manufacturing contracts, that's very helpful.  But what other kinds of assets does Prestige have in the states?  Are basically brands, or do they have some other things?

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Oscar Villalobos - Genomma Lab Internacional S.A.B. de C.V. - VP, CFO

The transaction as it's planned right now, it's planned to do it through that.  We are truly convinced that given our financial strength and indications of interest that we have received from various prominent national and international financial institutions to provide support -- to be really honest, we don't anticipate that the financing of this proposed transaction will be an issue, given these strong indications of interest that we have received.

Regarding the assets of the company, what I can tell you as of our case, the most -- the strongest asset the company has is their 45 Plus brands, which they are really strong brands in the US, Canada and other international markets.  And the legacy of those brands are very, very strong.  The model of Prestige is very alike Genomma.  It's very asset-light in terms of fixed assets, but the most important asset is the intangibles, meaning brands.

Rodrigo Herrera Aspra - Genomma Lab Internacional S.A.B. de C.V. - Chairman & CEO

And just adding to that, I would like to point out that the legacy brands that we have acquired, we have delivered very good results with legacy brands in terms of line extensions, in terms of relaunching and advertising those brands.  So, basically, that is where we see the greatest opportunity to implement the Genomma Lab marketing model into the Prestige Brands brand.

Operator

Marimar Torreblanca, UBS.

Marimar Torreblanca - UBS - Analyst

I have a question that is probably related to what you were just saying right now.  You usually buy brands, or at least that's what you have done lately, that are kind of left behind in terms of marketing.  How do you see the marketing strategy of Prestige right now?  Like, do you think you could really do a dramatic change in the strategy there that could have a potential impact in market share?  Or, do you see this more like a medium-term thing?

Rodrigo Herrera Aspra - Genomma Lab Internacional S.A.B. de C.V. - Chairman & CEO

I'm sorry; I'm a little confused in the first part of the question regarding the brands that they already (inaudible) -- can you be more specific?  Are you referring to our brands or to Prestige Brands?

Marimar Torreblanca - UBS - Analyst

The brands that you have bought that have been behind in terms of marketing before you bought them, and then when you re-launch them, they have a very important market share growth, given your new marketing strategy.  What I'm trying to understand is if you see Prestige doing – like if you think that you could do something different to what they are doing right now that would imply a very fast increasing market share, or do you think this is something that's going to be more gradual?

Rodrigo Herrera Aspra - Genomma Lab Internacional S.A.B. de C.V. - Chairman & CEO

Well, basically what we see and that we have proven is that we see a well performed but traditional marketing way with the OTC brands that Prestige Brands has delivered.  It has been very solid, very strong, but it's very difficult for any company to try to duplicate the business model in terms of marketing that Genomma has.  We have capabilities that we have been developing for the past 50 years.  We're able to respond with TV spots in any language in a matter of days.  We produce over 1000 TV spots.  We produce content for Internet, for magazines, for billboards with

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great know-how and with a great integration and with a great methodology that analyzed what is happening in the shelf, what is happening with the consumers, what is happening with the competitors.

So we feel very comfortable and we really believe that if we apply our business model into the Prestige Brands, yes, we will see some results like the ones that we have seen in the around 20 brands that we have acquired (inaudible).

Operator

Thank you, due to our agenda, we have time for no more questions.  I would like to turn the floor back over to management.

Rodrigo Herrera Aspra - Genomma Lab Internacional S.A.B. de C.V. - Chairman & CEO

So, again, I would like to state that we are very excited about the potential of this acquisition and that we are fully committed to pursue it.  If you may have any other questions regarding this transaction, please feel free to contact our investor relations team.  And thank you very much for your time.

Operator

This does conclude today's teleconference.  You may disconnect your lines at this time.  Thank you for your participation.

  8

Forward-looking Statements

This communication may contain certain forward-looking statements and information relating to Genomma that reflect the current views and/or expectations of Genomma and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “envisages,” “will likely result,” or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. These risks and uncertainties include, but are not limited to, the possibility that Genomma will not pursue a transaction with Prestige, the timing to consummate a potential transaction between Genomma and Prestige, the ability and timing to obtain required regulatory approvals, Genomma’s ability to realize the synergies contemplated by a potential transaction and Genomma’s ability to promptly and effectively integrate the businesses of Prestige and Genomma. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this communication and in oral statements made by authorized officers of Genomma.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as otherwise provided by law, Genomma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Prestige Brands Holdings, Inc. (“Prestige”) has commenced at this time. In connection with the proposed transaction, Genomma Lab Internacional, S.A.B. de C.V. (“Genomma”) may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Any definitive tender offer documents will be mailed to stockholders of Prestige. INVESTORS AND SECURITY HOLDERS OF PRESTIGE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders of Prestige will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Genomma through the web site maintained by the SEC at http://www.sec.gov.

On February 24, 2012, Genomma Lab Internacional, S.A.B. de C.V., held a conference call on its fourth quarter earnings.  Below is a transcript of excerpts of the call related to Genomma's proposal to acquire Prestige Brands, Holdings, Inc.

On another subject I want to recap on the corporate events we announced early this week.  As discussed in the press release and conference call on Tuesday, Genomma Lab has delivered a non-binding proposal to acquire all of the outstanding shares of Prestige Brands Holdings, Inc.  common stock at a price of $16.60 per share in cash.

This transaction is valued at approximately $834 million, not considering Prestige’s net debt.  I would like to remind everyone why we are so interested in Prestige Brands, which includes some of the best known healthcare products.  By leveraging Genomma's proven capacity to innovate and its strong track record of creating and growing new products and brands, we believe Prestige will be well positioned to achieve higher growth than it could on a standalone basis.  Likewise, our presence and expertise in 14 countries outside the United States will facilitate FDA approved Prestige Brand’s entry into new markets, creating new opportunities for growth in Latin America.

We mentioned a few examples.  Our brand Tio Nacho and Prestige’s Dramamine brand -- even though they are in other categories, but just the legacy of both brands -- they have both been in the market for decades.  When we bought Tio Nacho and re-launched it into the market almost three years ago, we increased its sales by more than 100 times.

As of today, Tio Nacho sells more in Mexico than in the United States, a market that is 14 times the size of the Mexican market.  With wart-removal brands, our Pointts and Dermoprada products in Mexico sell almost half of what Compound W and Wartner, two of Prestige’s brands, sell in the U.S.  Like this brand, there are many examples of their Sominex brand in the sleeping aids category that have sales that are lower than our Dalay brand in Mexico which was developed in-house.

I would also like to correct certain inaccuracies that were published by Prestige brands on February 21st after our proposal, that mentioned there was no attempt to engage in discussions with the Board of Prestige.  Prestige’s financial advisors offered to schedule a meeting with Prestige CEO, Mr. Matthew Mannelly in New York.  We flew to New York with their financial advisor together and half an hour before the meeting they conditioned the meeting with a “standstill agreement” and we were told that the immediate execution of the agreement was a condition precedent for the meeting with Mr. Mannelly.

The standstill agreement effectively prevented Genomma’s purchase of Prestige Brand shares for two years, precluded any public announcement of any discussions, and contained a number of other provisions that ultimately precluded the possibility of any meeting.  Genomma reiterates its strong interest in acquiring the outstanding shares of common stock of PBH, and its fully prepared at any time to meet the representatives of Prestige to negotiate a mutually acceptable transaction.  We will communicate to the market any developments regarding the transaction as they become available.

At this point we will like to open the floor for questions.  Operator we're ready to take any questions.

Analyst

Perfect.  This is very useful, thank you.  Secondly to the extent that you can still comment.  You mentioned when you announced the non-binding proposal to acquire Prestige earlier this week that you definitely were looking for let's say a quick transaction, given I guess the announcements from Prestige.  Would you be able to comment on whether your timing for the transaction has changed?

And is the initial timing that you announced something of a binding constraint, or would you have flexibility there? And also would you comment also on whether you are considering a different approach in case the management and Board of Directors of Prestige is not engaging?

Oscar Villalobos Torres, Vice President and Chief Financial Officer

Well what I can tell you is what we highlighted on the Tuesday call.  We want to proceed with these matters on a very expedited basis.  This process can vary the length of the process, but certainly we're thinking that we don't want to take more than two months, I mean between two, maybe three, months in this process, no more than that.

Analyst

Okay.  I understand.  Thanks.

Operator

Thank you.  Our next question is coming from Blaine Marder of Loeb Capital Management.

Blaine Marder

Hi, guys it's Loeb Capital Management.  Can you hear me?

Oscar Villalobos Torres, Vice President and Chief Financial Officer

Yes.

Blaine Marder

Thank you for taking my call and thank you for clarifying the inaccuracies.  We are PBH shareholders.  And I thank you for your indication and interest and just to say that it seems that at this point it is a casual indication of interest, which will ultimately be rejected.

I don't think I am telling you anything you don't know.  And so the question is as a shareholder of PBH, are you willing to sort of do what it takes to complete a transaction.  I mean are you willing to replace members of Board of Directors, are you willing to launch a tender offer directly to shareholders, because they do not control much stock.  As I am sure you have studied these things.  And so, as a shareholder I am asking you, I mean are you willing to complete a transaction or is this just a casual indication of interest?

Oscar Villalobos Torres, Vice President and Chief Financial Officer

Let me tell you it is not a casual indication.  Yes, we are willing to go all the way.  And let me just show you and you might know some of them that I am going to mention here which is already part of our line up that we are building this strategy to try to make it work in the best possible manner.

In the United States, we have hired Innisfree, the proxy solicitor.  So, as our PR agent, we have hired Abernathy MacGregor, our lawyer is Dewey & LeBoeuf LLP, in Mexico we have our lawyers which are Forastieri Abogados and Nexxus Capital advisors and we will, as you know, in the following days the rest of the align -- are helping as we did to concessions.  The answer to the really concrete question is yes, we are taking this seriously and we want to take it all the way.

Blaine Marder

Okay.  Very good.  And if I may just quickly follow-up.  As the shareholder of PBH, I will perhaps hope that their Board will do what's in their best interest of shareholders meaning open the process up.  And so are you willing to participate in a broader process, perhaps a two stage auction for the company?

Rodrigo Alonso Herrera Aspra, Chairman and Chief Executive Officer

Well, from our point of view, the offer that we did, it's a fair offer, it's a very good offer.  And one of the commitments that we have with our shareholders is to be very responsible about the financial transaction.  So, one thing that we have very clear and that we have with shareholders in the IPO almost 4 years that they gave us the opportunity to trust in us.  We are not going to do any financial irresponsibility according to the price that we feel that it serve, but -- means we can enter in different process as long as it doesn't go above what is fair.

Blaine Marder

Okay.  Are you going to share with us what you think that level is?

Rodrigo Alonso Herrera Aspra, Chairman and Chief Executive Officer

So, it's an offer that we make public and perhaps if we answer to the company and we enter into discussions with Prestige’s Directors and - we see something else that we haven't seen mainly it could vary, because we're basically in that range.

Blaine Marder

Thank you so much for your comments.

Rodrigo Alonso Herrera Aspra, Chairman and Chief Executive Officer

Thank you.

Operator

Thank you.  Our next question is coming from Luis Willard of GBM.

Luis Willard

Thank you and good afternoon.  Thank you for the call.  Just a couple of questions, I didn't get your last remarks.  You currently are not in any direct negotiations with the PBH board?

Rodrigo Alonso Herrera Aspra, Chairman and Chief Executive Officer

No, we are not.

Carlos Albano

Okay.  And just one question if you allow me on Prestige.  I was wondering, how do you feel specifically about the market reaction of the stock price because the stock price dropped significantly, and what do you think the market and we investors and analysts are meeting on this potential due to Prestige?

And more specifically with some internal calculations that I give here even that Prestige has a very high leverage.  You would see if this materialized, we would be operating at a very significantly high level from, 4.5 times net debt will be --.  So, how do you feel about the market reaction and operating hopefully at such a high leverage?

Rodrigo Alonso Herrera Aspra, Chairman and Chief Executive Officer

I think, I answered the second question, I can answer the first one.  As you know we have been very conservative always with that in the personal philosophy of the company, is to be very conservative in debt.  But sometimes we do see an opportunity that can really create and add value and that is when this philosophy can be modified.

So, we're seeing I think that what we are seeing the - and if we can I would like to talk about certain concerns about the growth in Latin America and particularly in the Mexican OTC market, compared with the U.S. or I can tell you that in the past 10 years they have been pretty similar.

So it's not all like a high growth market that we have been improving and taking more market share, we really believe that our business model is unique, we really believe the brands that have legacy we have proven in many countries that we can make them work.  We also believe that with a highly sophisticated advertising and marketing system that we have and with the highly sophisticated marketing information that is available in the United States that is not available anywhere else.  We can do something that is very interesting in the combination of both companies.

Carlos Albano

Okay.  Thank you.

Operator

Thank you.  Our next question is coming from Mitch Norden of Diamondback Capital.

Mitch Norden

Yes.  Hi, good afternoon.  Just one or two follow-ups on your comments about Prestige.  You mentioned that you've always been conservative in debt and this is an opportunity, and just wondering what discipline are you using.  How much leverage do you think you can take off within the first year or so? And also regarding your commitment, you mentioned having financial advisors.  Can you say who your investment advisors are for this situation?

Rodrigo Alonso Herrera Aspra, Chairman and Chief Executive Officer

Okay.  We acknowledged the fact that certainly a different section is concluded.  Certainly the initial leverage of the company on a net basis is going to be substantially higher than the typical leverage that Genomma has.  What I can tell you in that sense is that the company is going to do everything that is in its power to decrease that leverage to levels with which we will feel more comfortable given the new size of the companies if those companies are combined.

Okay.  This is unnecessarily the 0.45 points that you're typically used to see in our book.  But if we see something in between 2.5 times and 3.5 times net debt-to- EBITDA, we feel that we will be very comfortable going forward managing both companies.

So in that sense, yes we acknowledge the fact that at the beginning leverage will be high.  But certainly the other resources of the company will be put in order to decrease that to more levels in which we'll be comfortable.  The company has to be managed in a way in which -- once you put all the synergies of these operations, together which at the moment, we're not able to fully disclose -- but we see many.  The company within a couple of years will be in a very healthy position.

You asked me about the advisor that we have in the U.S. to do this transaction.  I will repeat the ...  In the U.S. we hired Innisfree as the proxy solicitor.  We've hired Abernathy MacGregor as the PR agent.  Our U.S. lawyer is Dewey & LeBoeuf LLP and in Mexico our lawyers are Forastieri and our advisor is Nexxus Capital.  And in the coming...

Mitch Norden

Yeah.  And have you retained an investment banker in the United States?

Rodrigo Alonso Herrera Aspra, Chairman and Chief Executive Officer

We will let you know in the following days the rest of the line up, which at this point we are -- believe me we will put a really strong team in place in order to keep on proceeding with this transaction.  You will know from us very soon with the rest of the line up -- the international line up to be more precise.

Mitch Norden

Okay.  And last question.  You mentioned you don't want to take more than two to three months on the process, yet Prestige has kind of shown some color here by saying that the offer is highly conditional.  When you say you are willing to take this all the way, are you willing to -- if it just takes six or seven month are you willing to go the distance and announce finance and commitments and do things that would give them more comfort?  And then one more question I'm sorry, which would be did you look at the assets that they purchased from Glaxo?  And why wouldn't you just do this back in December?

Corporate Participant

Yes, well let me answer first the first question.  And this is very -- I think this is the most important information about the acquisition of Prestige Brands which is very important for everybody to know.  Prestige Brands has been a company that we have been following for the past four or five years very closely.  We know their products, we know all that has happened to them in terms of management, all the public information that there has been.  And even more, we have seen they are probably analyzing for many years.  And some months ago, five, six months ago we even started talking with some banks just to see the possibility of maybe doing something with Prestige Brands.

On the other hand, we hired an advisor to bring us brands -- we hired him as -- from our side we had an exclusive agreement to buy brands from -- multinational for the U.S. market and also for the Latin American market of our brands.  We have this fixed agreement in exclusive terms and then we were aware about the Glaxo brand that they were selling, but to our surprise at the moment that we found out that the brands were sold it was by the press release that Prestige did.

So obviously this called it to our attention; we were kind of upset and then we tried to get together and see both combination of the analysis that we did before which will be Prestige -- brand.  So yes, we have been following that and we have been seeing the opportunities.  So we were very, I mean we were absolutely clear of the offers of Glaxo.  So, I don't know if this answers your question.

Mitch Norden

Yes.  Thanks very much.

Operator

Our next question is coming from Paul Tremor of Black rock.

Analyst

Okay.  My second question is, if an equity offering was necessary to or assuming the transaction goes through and an equity offering were necessary to reduce debt levels to a comfortable level; would you personally be willing to subscribe proportionately to the offer?

Rodrigo Alonso Herrera Aspra, Chairman and Chief Executive Officer

No.  Absolutely not.  We will not go to any irresponsible price.  And we will not, even though we see a really big opportunity here, we are not going beyond -- let me be very clear on this, we have the, our commitment with all of our investors that we are not going to go with any irresponsible offering.

Even though we see great opportunity, let me tell you that we also have some other great opportunities, maybe not as fast, as the -- with a possibility that we can -- this one in the short-term.  But there are many possibilities that we see in Latin America as well.  So, we are going to be very financially responsible.

Operator

Okay, thank you.  Our next question is coming from Sachin Shah of Tullett Prebon.

Sachin Shah

Hi.  Good afternoon.  I just want to follow-up on the financing issue.  So, you said you have advisors, but did you already get the commitments for the financing?

Oscar Villalobos Torres, Vice President and Chief Financial Officer

At this moment, what I can tell you is I don't want to disclose the name of the banks and the international banks, I want to highlight that we're working on.  As we expressed in our letter, we have highly confidential interest letters and we're working on the details of these which believe will make everybody know once we have the right balance to go forward with this transaction and keep on advancing to ensure that everything will be placed to execute the transaction and get it as we're looking for.

Sachin Shah

Okay.

Rodrigo Alonso Herrera Aspra, Chairman and Chief Executive Officer

I believe that the team that we have hired will be -- complemented with a very interesting financial advisor or probably has -- yes, exactly, our problem has been - basically have been to select who not -.  Now the problem is to select with whom.

Sachin Shah

Okay, just as a follow-up.  You are hiring all these advisors.  It seems like you may be gearing up for a proxy contest and actually launching an offer at the $16.60 level.  Is that true?  And then just as a follow-up, your stock has been down probably 20% since you made this announcement.  I am just trying to understand how much wherewithal you have to continue this process and just continuously communicate to your shareholders, why this is such a good deal?

Rodrigo Alonso Herrera Aspra, Chairman and Chief Executive Officer

What I can tell you, I don't, we don't want to go further in details of that.  We have hired the right advisors to go with this transaction, we acknowledge the fact that certainly given the information provided, the share has dropped, we acknowledge the fact that's one of the reasons we want to do this in a very rapid and expedited manner.  As I told you, we have the right team to try to do this rapidly, because we have things to do, okay?

We're fully focused on our business, we have our growth opportunities in Mexico and Latin America, I mean those are separate teams within the organization that are taking care of this transaction, but the rest of the team believe me is fully focused on the main -- of Genomma which is growing organically in the 14 countries in which we have a presence.  This is an opportunity, we see it that way.  But at the end of day, if we finalize the deal in a good fashion for everybody that is good.  If we don't, we're just going to keep on doing the things that we were doing.  And that is as far as we can go.

Sachin Shah

Okay.  Just out of curiosity, I am not sure if you previously disclosed, I missed the first part of your offer -- the $16.60.  I just wanted to find out how you arrived at that.  And I think you mentioned some kind of flexibility in increasing that offer if there is an opportunity to do due diligence as well as obviously to do this transaction in a friendly manner, negotiate in a friendly manner.  And then also what kind of requirement for Mexican law would you require for a shareholder vote.  If you do reach the same merger agreement, what percentage -- would you need a simple majority vote on your side?

Corporate Participant

You missed the first part of the Q&A, because we've highlighted this.  The only thing that I wanted to say is I'm going to refer to the press release we issued on Tuesday.  The price offered is $16.60.  How did we come to that price?  Well it's our methodology that we used internally and I would refer you to that.

Yes, the company will need corporate approvals in order to go ahead with this.  We will need a majority of the shareholder vote in order to proceed with this transaction, that's a fact.

Sachin Shah

And you believe you have that support?  You would have that support if tomorrow Prestige brands came to you and said we want to consummate a deal, let's negotiate a price.  You would consummate, and sign this in a merger agreement?  You believe that your shareholders would support that deal?

Rodrigo Alonso Herrera Aspra, Chairman and Chief Executive Officer

What I can tell you is we have unanimous support from the Board at this moment.

Sachin Shah

Okay.

Rodrigo Alonso Herrera Aspra, Chairman and Chief Executive Officer

Certainly we need their support for certain - I mean the majority of the shareholders in order to go ahead with this transaction.  And what I can tell you in that sense is that we will soon be reaching our biggest investors at Genomma on a one-on-one basis to try to discuss this personally with each of them in order to proceed with this transaction.  At the end of the day, yes we require their vote.  But it's something that we will take care of in the following days.

Sachin Shah

Okay.  Thank you.

Operator

Thank you.  Our next question is coming from Mike Larson of Cautions Investment Group.

Mike Larson

Good afternoon.  Just in terms of the net debt Prestige how do you guys think about that in terms of how you potentially structure the transaction in terms of whether you have that debt entirely in place?

Corporate Participant

In that question when we have the advisors and when we tell the whole structure, we will let everybody know.  At this moment, I will leave it to that.

Mike Larson

Okay.  Go ahead.

Operator

Thank you.  Our next question is coming from Josh of First New York.

Analyst

Hey, I'm sorry.  I was going to ask just about the shareholder vote.  Thank you though.

Operator

Thank you.  [Operator Instructions].  We have a follow-up...

Rodrigo Alonso Herrera Aspra, Chairman and Chief Executive Officer

Operator?

Operator

Yes.  Please proceed.

Rodrigo Alonso Herrera Aspra, Chairman and Chief Executive Officer

Yes, we're ready for the next question.

Operator

Okay.  The next question is coming from Antonio Gonzalez of Credit Suisse.

Analyst

Yeah, thank you for taking my follow-up.  I just wanted to follow-up on one of the previous questions which I guess was, in case you consider having an equity issue and lower your leverage, the other question that was asked Rodrigo a while ago was, would the control group subscribe to a potential equity issuance going forward, in order to lower the leverage?

Rodrigo Alonso Herrera Aspra, Chairman and Chief Executive Officer

Well, it's one of the possibilities that, yes, certainly we can see and obviously first we would like to put in place our marketing methodology in the combined company to show the potential of the results and then think about an offering like this.

Analyst

Okay.  Thanks.

Operator

Thank you.  Our next question is coming from Michael Hogan of Guggenheim Global Technologies.

Analyst

Hi Oscar.  A quick question.  Just one on the vote -- would the vote be a majority or minority or it would be majority of shares outstanding?

Oscar Villalobos Torres, Vice President and Chief Financial Officer

It's majority of the shares outstanding, Michael.

Analyst

Okay.  Thank you, Oscar.

Operator

Thank you.  Our next is coming from Mark Hendricks of Siwale Capital.

Analyst

Hi.  Thanks very much.  My question has just been answered.  So thanks a lot.

Operator

Thank you.  Our next question is coming from Hillary Brown of LV Asset Management.

Analyst

Hi.  Thank you for the call and thank you for taking my questions.  I want to start with the questions that I think have a simple answer.  So according to our numbers, if your transaction is successful, we'll need about 300 million to 350 million to get the net debt to EBITDA level below three times.  Is this correct?  And given that you have interest from banks for financing, what kind of costs are you looking at to prevent the cost of the transaction?

Oscar Villalobos Torres, Vice President and Chief Financial Officer

I'll get started with the second question.  I think it's really early to talk about financing cost to be really honest.  Regarding your first question, when we mentioned about the healthy, having a healthier leverage of the company, certainly it's been going to be in the first year for sure.  It's going to take a little while in the combined entities -- the synergy, it will lead us to very strong EBITDA that combined with any deleveraging alternatives as we mentioned in the call certainly will be reaching these targeted levels.

Analyst

Okay.  So would it take you as I said according to our numbers it's going to be between 300-350 million; is that figure correct?

Corporate Participant

The figure that you have for a combined entity, your figures are correct, yes.

Analyst

Okay.  And then...

Corporate Participant

Once you do that the combination of the estimated numbers of the target we can put in the acquisition of the Glaxo plus the EBITDA of the company which was recorded as of now with numbers as of December '11 on an estimated numbers your numbers are in line with the number we're seeing, okay.

Analyst

Okay.  And then some -- cost as maybe 5%, 6%, 7% by growth of a float?

Corporate Participant

I’d rather avoid answering that -- in two days we will have sufficient information to provide this.  But I can tell you that given the strong interest and as Rodrigo highlighted in having hard and difficult time we truly want to do it given the several lines that we have to go.  Certainly it's going to be a really attractive rate.

Analyst

Okay.  And then you mentioned early in the call that you're interested in taking some of the FDA approved drugs internationally with this transaction? But well also you're focused on increasing market share in the U.S. for these brands?

Corporate Participant

As we mentioned before we have -- we see a high opportunity.  Number one is to take both portfolios of OTC and FDA approved brands throughout all our footprint with better brands or with some other brands that we will see more appealing according to the reasonable strategy of our market strategy in each country.

And that would be one road.  The other one would be to apply -- marketing methodology in the U.S. market to grow the brands with all the legacy that Prestige Brands has.  And the third one will be also to increase their sales of their brands within the -- population in the U.S. market throughout the Televisa and Genomma Lab joint-venture that we have in the country.

Analyst

Okay.  And then also when you were deciding on this transaction besides the -- valuation what are the positives you are looking at with the company?

Corporate Participant

I'm sorry, can you repeat the question?

Analyst

When you were looking at this transaction and besides the valuation what other positives will the company bring to the Genomma business model?  So there seems to be less and the efforts to bring FDA approved drugs to put those in your portfolio?

Corporate Participant

In cross utilization we will see the combined power approach of both companies due to the fact that we're focusing the contract manufacturing part, so yes we also see some other synergies.

Analyst

And then just other synergies with the other manufacturing plant?

Corporate Participant

Not in the manufacturing side and in the different region.

Analyst

Okay.  Okay.  Thank you.  That's all I have.

Operator

Thank you.  Our last question coming from Mario Epithelium from Tree Capital.

Mario Epelbaum

Hello everybody can you hear me?

Corporate Participant

Yes.  We can.

Mario Epelbaum

Okay.  Thank you for taking the time to explain this to me.  So if I understand correctly your plan with regard to capital is the transaction successful along these levels then the company may be more leveraged than you would like, then what you take may be six months to a year before you think about issuing equity, which would it bring the level, but your hope is that you won't have to.  But if you have to you might issue maybe $300 million and maybe you would consider doing an ADR at that time because, the company will be U.S focused.

Corporate Participant

Let me tell you as far as what we can say is the main strategy.  First of all we'll do an acquisition.  After that we'll be with that, then after that we will apply the Genomma model into their brand.  We will extend their brands or in our regions, then we increase also the sales in the Hispanic market and we will have the forces.  However, - suppliers and then we will see that result and from that result we take a decision.

Regarding the second part of the question, Mario.  I believe too early to tell.  Certainly we're able to make a decision as to what is the best thing to do.  Certainly that this company is public in America, we're public in Mexico.  So, in order to maximize the value for the shareholders once this transaction is concluded and once that fear -- big transaction are proven, that we can -- everybody can foresee the added value that we see, certainly we will take various approaches to keep on making this story from an equity point of view growth.

Rodrigo Alonso Herrera Aspra, Chairman and Chief Executive Officer

Yes, I would like to make one remark.  As I said earlier, that Genomma Lab is going to be very responsible with the price and with how much we are willing to really get is at Prestige Brands, because we have a lot of opportunities.  We have, we see that this one is great one, it's an unique opportunity, but certainly we have others and the number one responsibility that we have is to be very financial responsible.  That is something that we are not going to change for the excitement, or for the momentum or for the possibility that we are seeing.

Mario Epelbaum

Thank you.

Operator

Thank you.  I am sorry.

Oscar Villalobos Torres, Vice President and Chief Financial Officer

No one thing that I want to add for once we have more details of the transaction.  We are planning to do a non-deal with the main and the most investors we can to certainly do want to want to explain them in detail the transaction we're doing.  As Rodrigo highlighted, we are a financially driven company and our main concern is to try to give value to our shareholders.

So giving that we believe that we can create this by doing this acquisition an entity that will bring value to the shareholders.  That's the reason why we'll do the non-deal to explain the rationale why we believe so.  Okay.  So, we will let you know about the details of this.  And hopefully, we'll meet on a one-on-one basis to talk about it.

Operator

Thank you.  That concludes the question-and-answer session.  I'd like to hand the floor back over to Mr. Herrera for any closing remarks.

Forward-looking Statements

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Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Prestige Brands Holdings, Inc. (“Prestige”) has commenced at this time. In connection with the proposed transaction, Genomma Lab Internacional, S.A.B. de C.V. (“Genomma”) may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Any definitive tender offer documents will be mailed to stockholders of Prestige. INVESTORS AND SECURITY HOLDERS OF PRESTIGE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders of Prestige will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Genomma through the web site maintained by the SEC at http://www.sec.gov.